UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Blue Mahoe Capital, Inc.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> April 27, 2021

Physical address of issuer
1111 Brickell Ave, Floor 11, Miami, FL 33131

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$95,723.98	$43,960.04
Cash & Cash Equivalents	$13,814.63	-$127.46
Accounts Receivable	$0	$0
Short-term Debt	$39,974.73	$0
Long-term Debt	$312,697.80	$0
Revenues/Sales	$791.62	$0.30
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$859,501.39	-$175,539.00


April 30, 2026

FORM C-AR

Blue Mahoe Capital, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Blue Mahoe Capital, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at bluemahoecapital.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking

statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Blue Mahoe Capital, Inc. (the "Company") is a Delaware Corporation, formed on April 27, 2021.

The Company is located at 1111 Brickell Ave, Floor 11, Miami, FL 33131.

The Company's website is bluemahoecapital.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

We are a corporation that intends to primarily specialize in real estate development. Our investment geographic focus is expected to be the Caribbean with specific interest in Jamaica and Barbados, and potentially The Bahamas and Guyana. Our management team has identified an opportunity to build affordable houses in the Caribbean. Our core focus will be to build affordable houses while also considering the UN Sustainable Development Goals when assessing projects. Jamaica and Barbados alone require 100,000 affordable 1, 2 and 3 Bedroom houses to be built in the next 10 years. Our overall goal will be to generate a reasonable return on invested capital in the development of affordable housing.

RISK FACTORS

Risks Related to the Company's Business and Industry

Risks Related to the Company's Business & Financial Condition
We have a limited operating history and our future profitability is uncertain.

We have not generated limited operating revenues to date. As such, we have a limited operating history upon which an evaluation of our success or failure can be made. There is no assurance that our business plan will receive or achieve market acceptance or that we will achieve profitable operations in the future. Hurricane season in the Caribbean was devastating to Jamaica in 2025 and poses a real risk to construction businesses going forward.

Our likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with development and expansion of a new business enterprise. We are subject to many risks common to companies with limited operating histories, including, but not limited to, limited capital, reliance on key personnel, possible delays in the implementation of our business plan, uncertain markets, a competitive environment and difficulty addressing unanticipated problems, delays and expenses. If we are unable to achieve profitability, we may be unable to continue our operations and the market value of our common stock will likely experience significant decline.

We are an early stage company with a limited operating history, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.

There is no assurance that an investment in us or in a company we form will be profitable or will have economic value. There is no assurance that our investments will be profitable and there is a substantial risk that our losses and expenses will exceed our income and gains. Consequently, there can be no assurance that we will be able to liquidate our investments on favorable terms, if at all.

Our business plan and maintaining and expanding operations will require us to seek additional capital.

We will require additional capital in the future if we fail to successfully execute our business plan, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per-share value of our outstanding stock could decline. Moreover, any new equity securities we issue could have rights, preferences, and privileges senior to those of holders of our outstanding stock. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios.

If we need additional capital and cannot raise or otherwise obtain it on acceptable terms, we may not be able to, among other things:

• maintain or increase our product and service offerings;

• develop or introduce product enhancements;

• continue to expand our development, sales and marketing, and general and administrative organizations;

• acquire complementary technologies or businesses;

• expand our operations;

• hire and retain management, administrative staff, or other employees; or

• respond to competitive pressures or unanticipated working capital requirements.

Our cash and cash equivalents may not be sufficient to fund our operating expenses, capital equipment requirements, and other expected liquidity requirements..

Our future capital requirements will depend on a number of factors, including our success in developing and expanding markets for our products, payments under possible future strategic arrangements, continued progress of our research and development of potential products, the need to acquire licenses to new technology, costs associated with increasing our manufacturing and development facilities, costs associated with strategic acquisitions including integration costs and assumed liabilities, litigation expense, the status of competitive products, and potential cost associated with both protecting and defending our intellectual property. Additionally, actions taken because of the ongoing internal evaluation of our business could result in expenditures that are not currently contemplated. Factors that could affect our capital requirements, in addition to those listed include continued collections of accounts receivable consistent with our historical experience and our ability to manage product development efforts.

We may be exposed to fluctuations in currency exchange rates, which could negatively affect our results of operations.

We may employ hedging techniques to minimize certain investment risks, such as fluctuations in interest and currency exchange rates, but we can offer no assurance that such strategies will be effective. If we engage in hedging transactions, we may expose ourselves to risks associated with such transactions. We may utilize instruments such as currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions from changes in currency exchange rates and market interest rates. Hedging against a decline in the values of our portfolio positions does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline. Such hedging transactions may also limit the opportunity for gain if the values of the portfolio positions should increase. Moreover, we may not be able to enter into a hedging transaction at an acceptable price. The success of our hedging transactions depends on our ability to correctly and accurately predict movements, currencies and interest rates. Therefore, while we may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions.

We may not generate meaningful revenues or achieve profitability and may be unable to continue as a "going concern"; our inability to generate revenues and profits will adversely affect our business and the value of your investment.

Our future performance will depend in large part upon our ability to provide products that are priced more attractively, and superior in quality to those provided by our competitors. However, many of our competitors are better positioned to take advantage of the current demand for products similar to ours. In addition, competitive pressures may necessitate price reductions, which can adversely affect revenues and profits. If we are not competitive in our ongoing product development and marketing efforts, we may be unsuccessful as a company. We cannot guarantee that competitors will not introduce comparable or superior products, which are priced more favorably than ours, or that we will operate profitably in the future.

Most of our actual and potential competitors have greater name recognition, financial, technical, and marketing resources, and more extensive customer bases and industry relationships than we do, all of which could be leveraged to gain market share to our detriment. Increased competition may result in reduced operating margins, loss of market share and diminished value of our brand. We may be unable to compete successfully against current and future competitors. In order to respond to changes in the competitive environment, we may, from time to time, make pricing or

marketing decisions that could harm our business. For example, we may implement promotional campaigns, or reduce our pricing to remain competitive.

- Raw material and labor shortages and price fluctuations could delay or increase the cost of home construction and adversely affect our operating results.

The homebuilding industry is vulnerable to raw material and labor shortages and has from time-to-time experienced such shortages. In particular, shortages and fluctuations in the price of lumber or in other important raw materials could result in delays in the start or completion of, or increase the cost of, developing one or more of our residential communities. Pricing for labor and raw materials can be affected by various national, regional, local, economic and political factors. The cost of labor may be adversely affected by changes in immigration laws and trends in labor migration. In addition, increased demand could increase material and labor costs. Sustained increases in construction costs may, over time, erode our margins, and impact our total contract or delivery volumes.

- Interest rates increased substantially in fiscal years 2022 and 2023 and may continue to increase. Because almost all of our customers require mortgage financing, increases in interest rates or the decreased availability of mortgage financing could considerably impair the affordability of our homes, lower demand for our products, and limit our marketing effectiveness.

Virtually all of our customers finance their acquisitions through lenders providing mortgage financing. Mortgage rates, up until recently, had been historically low, which made the homes we sell more affordable. However, mortgage rates have more than doubled since early fiscal year 2022. When interest rates increase, the cost to own a home increases, which reduces the number of potential homebuyers who can obtain mortgage financing and can result in a decline in the demand for our homes. We cannot predict whether interest rates will continue to rise, or the paces of the increases, but further increases would likely have a considerable impact on housing demand.

Increases in interest rates (or the perception that interest rates will rise, including as a result of government actions), have, and could continue to, increase the costs to obtain mortgages, decrease the availability of mortgage financing have, and lower demand for new homes because of the increased monthly mortgage costs and cash required to close on mortgages to potential home buyers. Even if potential customers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their existing homes to potential buyers who need financing. This could prevent or limit our ability to attract new customers.

Any limitations or restrictions on the availability of mortgage financing (including due to any failure of lawmakers to agree on a budget or appropriation legislation to fund relevant programs or operations or as a result of instability in the banking sector) could reduce our sales.

- The homebuilding industry is significantly affected by changes in weather and other environmental conditions and resulting governmental regulations and increased focus by stakeholders on sustainability issues.

Weather conditions and man-made or natural disasters such as hurricanes, tornadoes, earthquakes, floods or prolonged precipitation, droughts, fires and other environmental conditions have harmed the homebuilding industry in the past, and may harm us in the future, the local homebuilding business. Additionally, the physical impacts of climate change may cause

these occurrences to increase in frequency, severity and duration, which can delay home construction, increase costs by damaging inventories, reduce the availability of building materials, and adversely impact the demand for new homes in affected areas, as well as slow down or otherwise impair the ability of utilities and local governmental authorities to provide approvals and service to new housing communities. Additionally, other coastal areas where we operate face increased risks of adverse weather or natural disasters.

In addition, there is a growing concern from advocacy groups and the general public that the emissions of greenhouse gases and other human activities have caused, or will cause, significant changes in weather patterns and temperatures and the frequency and severity of natural disasters. Government mandates, standards and regulations enacted in response to these projected climate changes impacts could result in restrictions on land development in certain areas or increased energy, transportation and raw material costs that may adversely affect our financial condition and results of operations. These concerns have also resulted in increasing government, investor and societal attention to environmental, social, and governance ("ESG") matters, including expanding mandatory and voluntary reporting, diligence, and disclosure on topics such as climate change, waste production, water usage, human capital, labor, and risk oversight, and could expand the nature, scope, and complexity of matters that we are required to control, assess, and report. These and other rapidly changing laws, regulations, policies and related interpretations, as well as increased enforcement actions by various governmental and regulatory agencies, may create challenges for the Company, including with respect to our compliance and ethics programs, may alter the environment in which we do business, and may increase the ongoing costs of compliance, which could adversely impact our results of operations and cash flows.

- Our success depends on the availability of suitable undeveloped land and improved lots at acceptable prices and our having sufficient liquidity to fund such investments.

Our success in developing land and in building and selling homes depends in part upon the continued availability of suitable undeveloped land and improved lots at acceptable prices. The homebuilding industry is highly competitive for land that is suitable for residential development and the availability of undeveloped land and improved lots for purchase at favorable prices depends on a number of factors outside of our control, including the risk of competitive overbidding on land and lots, geographical or topographical constraints and restrictive governmental regulation. Should suitable land opportunities become less available, our ability to implement our strategies and operational actions would be limited and the number of homes we may be able to build and sell would be reduced, which would reduce revenue and profits. In addition, our ability to make land purchases will depend on us having sufficient liquidity to fund such purchases. We may be at a disadvantage in competing for land compared to others who have more substantial cash resources.

- We rely on subcontractors to construct our homes and may incur costs or losses if these subcontractors fail to properly construct our homes or manage and pay their employees, or if products supplied to us by subcontractors are defective.

We engage subcontractors to perform the actual construction of our homes and, in some cases, to select and obtain building materials. Therefore, the timing and quality of our construction depends on the availability, skill, and cost of our subcontractors. Despite our quality control efforts, we may discover that our subcontractors failed to properly construct our homes or may use defective materials, which, if widely used in our business, could result in the need to perform extensive repairs to large numbers of homes. The occurrence of such events could require us to

repair the homes in accordance with our standards and as required by law. The cost of complying with our warranty obligations may be significant if we are unable to recover the cost of repairs from subcontractors, materials suppliers and insurers. In addition, the cost of satisfying our legal obligations in these instances may be significant, and we may be unable to recover the cost of repair from subcontractors and insurers.

We also can suffer damage to our reputation, and may be exposed to possible liability, if subcontractors fail to comply with applicable laws, including laws involving actions or matters that are not within our control. When we learn about possibly improper practices by subcontractors, we attempt to cause the subcontractors to discontinue them and may terminate the use of such subcontractors. However, attempts at mitigation may not avoid claims against us relating to actions of or matters relating to our subcontractors that are out of our control. For example, although we do not have the ability to control what these independent subcontractors pay their own employees, or their own subcontractors, or the work rules they impose on such personnel, federal and state governmental agencies, have sought, and may in the future seek, to hold contracting parties like us responsible for subcontractors' violations of wage and hour laws, or workers' compensation, collective bargaining and/or other employment-related obligations related to subcontractors' workforces. Governmental agency determinations or attempts by others to make us responsible for subcontractors' labor practices or obligations, could create substantial adverse exposure for us in these types of situations even though not within our control.

- Changes in economic and market conditions could result in the sale of homes at a loss or holding land in inventory longer than planned, the cost of which can be significant.

Land inventory risk can be substantial for homebuilders. We must continuously seek and make acquisitions of land for expansion into new markets and for replacement and expansion of land inventory within our current markets. We incur many costs even before we begin to build homes in a community. Depending on the stage of development of a land parcel when we acquire it, these may include costs of preparing land, finishing and entitling lots, installing roads, sewers, water systems and other utilities, taxes and other costs related to ownership of the land on which we plan to build homes. The market value of undeveloped land, buildable lots and housing inventories can fluctuate significantly as a result of changing economic and market conditions. In the event of significant changes in economic or market conditions, we may have to sell homes at a loss or hold land in inventory longer than planned. In the case of land options, we could choose not to exercise them, in which case we would write-off the value of these options. Inventory carrying costs, including the costs of holding homes, can be significant and can result in losses in a poorly performing project or market.

We are highly dependent upon certain key personnel.

Our success is dependent on the efforts and retention of David Mullings, our CEO and Chairman of the board. Our success will also depend, in part, upon its ability to hire and retain management, sales, marketing, and research personnel who are in high demand and are often subject to competing employment opportunities. Our inability to hire or retain key management, sales, marketing, or research personnel could have a material adverse effect on us. Failure to establish and maintain an effective management team and work force could adversely affect our ability to operate, grow and manage our business.

We cannot be certain that additional financing will be available on reasonable terms when needed, or at all, which could seriously harm our business.

We have incurred significant net losses and negative cash flow from operations in prior periods. As a result, we need additional financing. Our ability to obtain additional financing when required will depend on investor demand, our operating performance, the condition of the capital markets, and other factors. Therefore, we cannot assure investors that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked securities, or debt, those instruments may have rights, preferences, or privileges senior to the rights of our Common Stock, and our existing stockholders may experience dilution.

Our ongoing success is dependent upon the continued availability of employees.

We are dependent in our operations on the continued availability of the services of our employees, many of whom are individually key to our current and future success, and the availability of new employees to implement our growth plans. The market for skilled employees is highly competitive. While our compensation programs are intended to attract and retain the employees required for us to be successful, ultimately, we may not be able to retain the services of all of our key employees or a sufficient number to execute on our plans. In addition, we may not be able to continue to attract new employees as required.

Cyber security risks could expose us to liability and damage our reputation and business.

We expect to rely on technology in virtually all aspects of our business. Certain of our information systems may be subject to computer viruses, malicious codes, unauthorized access, phishing efforts, denial-of-service attacks and other cyber-attacks. A significant disruption or failure of our technology systems could result in service interruptions, safety failures, security events, regulatory compliance failures, an inability to protect information and assets against unauthorized users and other operational difficulties. Attacks perpetrated against our systems could result in loss of assets and critical information and expose us to litigation, remediation costs and reputational damage.

Our facilities could be susceptible to damage caused by hurricanes or other natural disasters.

Our facilities could be susceptible to damage caused by hurricanes or other natural disasters. Although we insure our properties and maintain business interruption insurance, there can be no guarantee that the coverage would be sufficient, or a claim will be fulfilled. A natural disaster could result in a temporary or permanent closure of our business operations, thus impacting our future financial performance.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under §404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if it becomes necessary to perform the system and process evaluation, testing, and remediation required to comply with the management certification and auditor attestation requirements of Sarbanes-Oxley.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not meet our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks", and other malicious activity, as well as natural disasters, power outages, terrorist attacks, and similar events. Such events could have an adverse impact on us, including degradation of service, service disruption, excessive call volume, and damage to our data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Risks Related to Governance & Ownership of the Company

The Company's managers are indemnified by the Company.

The Company's organizational documents provide for the indemnification of its managers, and, to the extent permitted by law, eliminate or limit their personal liability to the Company and its stockholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with any securities offerings insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Your ownership may be diluted if additional capital stock is issued to raise capital, to finance acquisitions, or in connection with strategic transactions.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell preferred stock, common stock, convertible securities, or other equity securities in one or more transactions at prices, and in a manner, we determine from time to time. If we sell preferred stock, common stock, convertible securities, or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders. The concentration of our common stock ownership by our current management and certain affiliates will limit your ability to influence corporate matters.

As of March 31, 2024, our directors and officers beneficially own and can vote in the aggregate 97.14% of our outstanding common stock. As such, these persons can exert significant influence over all corporate activities, including the election or removal of directors and the outcome of tender offers, mergers, proxy contests, or other purchases of our common stock that could give our stockholders the opportunity to realize a premium over the then- prevailing market price for their shares. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. In addition, such concentrated control could discourage others from initiating changes of control. In such cases, the perception of our prospects in the market may be adversely affected and the market price of our common stock may decline.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO UNCERTAINTIES NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE EVERYTHING THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER IT WILL SUCCESSFULLY EXECUTE ITS CURRENT BUSINESS PLAN. IN REVIEWING THIS ANNUAL REPORT, INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We are a corporation that intends to primarily specialize in real estate development. Our investment geographic focus is expected to be the Caribbean with specific interest in Jamaica and Barbados, and potentially The Bahamas and Guyana. Our management team has identified an opportunity to build affordable houses in the Caribbean. Our core focus will be to build affordable houses while also considering the UN Sustainable Development Goals when assessing projects. Jamaica and Barbados alone require 100,000 affordable 1, 2 and 3 Bedroom houses to be built in the next 10 years. Our overall goal will be to generate a reasonable return on invested capital in the development of affordable housing.

Business Plan

The Company has partnered with a developer in Jamaica, which we have vetted and believe to be reliable. The developer has completed the design and building of a 1 Bedroom model house used as the sales office in the Old Harbour area. The single bedroom houses are expected to have a selling price of J$8 Million (approximately US$51,000) and qualified purchasers will be able to receive up to J$7.5 Million per person for their purchase from the Jamaica has a National Housing Trust (N.H.T.), which also provides preferential rate mortgages to qualified participants. . The Company will be one of a small number of businesses that can provide housing at a price below the J$10 Million price point. Over 70,000 Jamaicans are currently qualified for the N.H.T. mortgage.

The Company anticipates that the 1 bedroom houses will sell reasonably quickly as well with a total of 700 that can be built on the land owned by one of our partners. Phase A will consist of 200 houses. Using the prefab approach, our partners will be able to deliver the 1 Bedroom houses for a cost of US$25,000 each, assuming that material and labor costs do not increase. This provides a comfortable margin for cost increases while still keeping the selling price steady and delivering an affordable starter home to Jamaicans from all walks of life, especially the underserved community of teachers, nurses and public servants. The project was announced in Jamaica and to date 281 people have expressed serious interest in Phase A and signed up for the waiting list.

The Company intends to identify opportunities to build additional houses across Jamaica. The Company also intends to pursue a relationship with the Government of Barbados.

Blue Mahoe Capital is led by a core team of 2 (2):
• David Mullings, MBA - Chairman and Chief Executive Officer;
• Robert Mullings, MBA - President and Chief Operating Officer

Currently, the Company is being financially supported by David Mullings, our sole shareholder, and his holding companies Skywalker Holdings, LLC and Blue Mahoe Holdings Inc. along with consulting services provided by Blue Mahoe Investment Management LLC. The Company has raised capital via Reg CF, SAFEs and a Reg D offering.

The Company currently has 1 full-time employee and 3 consultants. It is headquartered at 1111 Brickell Ave, Floor 11, Miami, Florida 33131. It's telephone number is 1-844-342-6631, it's general email address is info@bluemahoecapital.com, it's website is bluemahoecapital.com.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

David Mullings

All positions and offices held with the Company and date such position(s) was held with start and ending dates

David Mullings setup Blue Mahoe Capital Management LLC in April 2021, now Blue Mahoe Capital, Inc. and previously founded Blue Mahoe Capital Partners, Inc. in April 2019, a private investment firm focused on the Caribbean and currently serves as the Company's CEO and Chairman of the Company's Board of Directors. He founded and led Blue Mahoe Capital Partners LLC, the Company's predecessor entity from March 2018 through August 2019.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

He previously worked with Left Brain Capital Management, most recently as an investor relations specialist from January 2017 to February 2018, after serving as a political consultant from August 2016 to November 2016, Jamaica National Building Society and The RMP Group, covering banking, hedge funds and private equity.

Education

Associate degree from Broward Community College; B.Sc., from the University of Miami in 2000; MBA with concentrations in Marketing and International Business from the University of Miami in 2003.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

David Mullings

All positions and offices held with the Company and date such position(s) was held with start and ending dates

David Mullings setup Blue Mahoe Capital Management LLC in April 2021, now Blue Mahoe Capital, Inc. and previously founded Blue Mahoe Capital Partners, Inc. in April 2019, a private investment firm focused on the Caribbean and currently serves as the Company's CEO and Chairman of the Company's Board of Directors. He founded and led Blue Mahoe Capital Partners LLC, the Company's predecessor entity from March 2018 through August 2019.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

He previously worked with Left Brain Capital Management, most recently as an investor relations specialist from January 2017 to February 2018, after serving as a political consultant from August 2016 to November 2016, Jamaica National Building Society and The RMP Group, covering banking, hedge funds and private equity.

Education

Associate degree from Broward Community College; B.Sc., from the University of Miami in 2000; MBA with concentrations in Marketing and International Business from the University of Miami in 2003.

Name

Robert Mullings

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Robert Mullings is the President and Chief Operating Officer of Blue Mahoe Capital, Inc. and serves as head of real estate.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

He is a consultant to Blue Mahoe Capital, Inc. and owns Mullings Academy, an early childhood school in Broward County, Florida. He previously worked with his brother David on lower middle market private equity deals in the Southern USA.

Education

Robert received his Associate degree from Broward Community College, B.A. from the University of Miami in 2001 and received his MBA with concentrations in Management and Management Information Systems from the University of Miami in 2003.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	162,271
Voting Rights	Voting
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	Restricted Shares

Type of security	Preferred Stock
Amount outstanding	0
Voting Rights	The Company has not filed any certificates of designation to establish the rights and preferences of any preferred stock.
Anti-Dilution Rights	The Company has not filed any certificates of designation to establish the rights and preferences of any preferred stock.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company has not filed any certificates of designation to establish the rights and preferences of any preferred stock.
Other Material Terms or information.	The Company has not filed any certificates of designation to establish the rights and preferences of any preferred stock.

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Individual investors
Amount outstanding	$100,000
Interest rate and payment schedule	
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	Converts into Class A unrestricted shares at $7.15. No voting rights until conversion.

The total amount of outstanding debt of the company is $100,000.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	28,571	$200,000.00	Land preparation for construction of Phase A of Penn Village and General corporate purposes for a new offering and planned mini-IPO.	October 30, 2025	Rule 506(b)
SAFE (Simple Agreement for Future Equity)	2	$312,697.80	Land preparation for construction of Phase A of Penn Village and General corporate purposes for a new offering and planned mini-IPO.	September 30, 2026	Rule 505
Common Stock	31,870	$318,700.00	Land preparation for construction of Phase A of Penn Village and General corporate purposes for a new offering and planned mini-IPO.	May 1, 2025	Regulation CF

Ownership

A majority of the Company is beneficially owned by David Mullings via a few entities. Those entities are Skywalker Holdings LLC and Blue Mahoe Holdings, Inc.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
David Mullings	80.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company completed its seed round of financing on May 30, 2025. Following the Offering, we should had enough liquidity to execute our business plan until October 2025. We intend to be profitable by December 31, 2026. Our significant challenges are marketing the opportunity in a low-trust environment and the Category 5 hurricane that devastated Western Jamaica which has increased demand for materials as the country rebuilds. Capital that would have been invested in the company has instead gone to relief efforts and management has to work to explain why investing in the company also benefits Jamaica but is not charity. The company has continued to raise capital and build local relationships for a pipeline of projects and has made progress on a future Reg CF filing.

Blue Mahoe Capital Inc. was originally intended to be a conglomerate that could invest across multiple asset classes but first focus on affordable housing in Jamaica. After a roadshow and numerous meetings with potential anchor investors, it has become clear that our target market just wants exposure to real estate in the Caribbean in phase 1. We intend to wind down Blue Mahoe Capital Inc. in an orderly manner, set up a new company for the purpose of investing in Caribbean real estate specifically, transfer real estate related assets to the new company, and swap outstanding shares of Blue Mahoe Capital, Inc. for those in the new company. All current investments and relationships will be transferred to the new real estate-focused entity. Our shareholders are excited for a focused company that is simpler to understand and can achieve the goal of giving the Caribbean Diaspora a trusted, transparent and liquid way to invest back home.

Liquidity and Capital Resources

On October 30, 2025 the Company conducted an offering pursuant to Rule 506(b) and raised $200,000.00.

On September 30, 2026 the Company conducted an offering pursuant to Rule 505 and raised $312,697.80.

On May 1, 2025 the Company conducted an offering pursuant to Regulation CF and raised $318,700.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

The company has exited the majority of the public equities owned and provided capital to the new entity, Blue Mahoe Capital Caribbean REIT LLC and met with shareholders to discuss the share swap documents prepared by our legal team.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Intellectual Property

Related Person/Entity	David Mullings
Relationship to the Company	Chairman, CEO and Founder
Total amount of money involved	$0
Benefits or compensation received by related person	Shares in the business
Benefits or compensation received by Company	Use of brand that has already been built, providing consistency and reduced cost to for go-to-market strategy
Description of the transaction	Use of the Blue Mahoe Capital trademark

Company Other Transactions

Related Person/Entity	Blue Mahoe Holdings, Inc.
Relationship to the Company	Beneficially owned by David Mullings
Total amount of money involved	Up to $500,000 depending on company needs
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Working capital that converts into equity capital.
Description of the transaction	Capital contribution

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/David Mullings
(Signature)

David Mullings
(Name)

Chief Executive Officer and Chairman
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

BALANCE SHEET
AS AT DECEMBER 31, 2025

ASSETS

CURRENT ASSETS:	December 31, 2025
Cash	$13,814.63
Investments	$81,909.35
TOTAL ASSETS	**$95,723.98**

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$35,724.73
Accrued compensation payable	$7,750
TOTAL CURRENT LIABILITIES	$39,974.73
LONG TERM LIABILITIES:	
SAFE	$312,697.80
TOTAL LIABILITIES	**$356,172.53**

EQUITY

Class A Common Stock, $0.001 par value, 162,271 shares issued	
Additional paid-in capital	$621,265.68
Accumulated deficit	$(981,714.23)
Total Stockholders' Equity	$(260,448.55)
Total Liabilities & Stockholder's Equity	**$95,723.98**

STATEMENT OF OPERATIONS
FOR THE QUARTER ENDED DECEMBER 31, 2025

	December 31, 2025
NET REVENUE	$791.62
Selling, General and administrative	$(844,867.70)
TOTAL OPERATING EXPENSE	$(864,331.90)
UNREALIZED INVESTMENT LOSS	$(15,425.31)
NET LOSS	**$(859,501.39)**

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	
Basic and Diluted	162,271
NET LOSS PER SHARE	-$(5.30)

See accompanying notes to financial statements.

STATEMENT OF STOCKHOLDERS EQUITY (DEFICIT)
FOR THE QUARTER ENDED DECEMBER 31, 2025

	Class A Common Stock	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
Ending Balance - December 31, 2025					

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

	December 31, 2025
CASH FLOWS FROM OPERATING ACTIVITIES:	
NET CASH PROVIDED (USED) IN OPERATING ACTIVITIES	($859,501.39)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Interest Income	$791.62
Investments	($62,981.56)
NET CASH USED IN INVESTING ACTIVITIES	($62,189,94)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Loan Repayment	($27,000.00)
Additional Paid In Capital	$621,265.68
SAFEs	$339,697.80
NET CASH PROVIDED BY FINANCING ACTIVITIES	$933,963.48
NET CHANGE IN CASH	$13,814.63
CASH - beginning of year	($115.98)
CASH - end of year	$13,930.61

NOTE 1 – <u>NATURE OF OPERATIONS</u>

<u>Organization</u>

Blue Mahoe Capital, Inc. is a corporation that intends to primarily specialize in real estate development in phase 1. Our investment geographic focus is expected to be the Caribbean with specific interest in Jamaica and Barbados, and potentially The Bahamas and Guyana. Our management team has identified an opportunity to build affordable houses in the Caribbean. Our core focus will be to build affordable houses while also considering the UN Sustainable Development Goals when assessing projects. Jamaica and Barbados alone require 100,000 affordable 1, 2 and 3 Bedroom houses to be built in the next 10 years. Our overall goal will be to generate a reasonable return on invested capital in the development of affordable housing. The company is still in the startup phase.

The Company has partnered with a developer in Jamaica, which we have vetted and believe to be reliable. The developer has completed the design and building of a 1 Bedroom model house used as the sales office and already delivered forty-nine (49) 2 bedroom houses in the Old Harbour area, as is expected to complete an additional 50 2 bedroom houses in the next 60 days. The single bedroom houses are expected to have a selling price of J$8 Million (approximately US$51,000) and qualified purchasers will be able to receive up to J$7.5 Million per person for their purchase from the Jamaica has a National Housing Trust (N.H.T.), which also provides preferential rate mortgages to qualified participants. . The Company will be one of a small number of businesses that can provide housing at a price below the J$10 Million price point. Over 70,000 Jamaicans are currently qualified for the N.H.T. mortgage.

The Company is majority-owned and controlled by David Mullings. The Company had received a signed commitment from an investment firm for US$5,000,000 in August 2025 and the transaction was not completed during the fiscal year. The company continued to depend on investor capital to undertake business and cover expenses. It does not yet generate any meaningful revenue. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funds from founder contributions, a Reg CF or Reg A offering of equity, outside investors and revenue producing activities, if and when such can be realized. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the date of the financial statements and during the reporting period. Actual results could materially differ from these estimates. Significant estimates include the valuation of deferred tax assets, and the value of stock-based compensation expenses. Significant estimates include the useful life of property and equipment and intangible assets, assumptions used in assessing impairment of long-term assets, the valuation of intangible assets, the valuation of digital currencies and other digital assets, the valuation of deferred tax assets, the estimate of the fair value lease liability and related right of use asset, and the fair value of non-cash equity transactions.

NOTE 2 - <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Basis of Presentation</u>

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risk & Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and Jamaica. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and cash equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair value measurements and fair value of financial instruments

The carrying value of certain financial instruments, including cash and cash equivalents, accounts payable and accrued expenses, and due to related party are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

The Company analyzes all financial instruments with features of both liabilities and equity under the Financial Accounting Standard Board's (the "FASB") accounting standard for such instruments. Under this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company did not identify any assets or liabilities that are required to be presented on the balance

sheet at fair value in accordance with the Financial Accounting Standard Board ("FASB") Accounting Standards Codification ("ASC") Topic 820.

ASC 825-10 "Financial Instruments", allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. The Company did not elect to apply the fair value option to any outstanding instruments.

Income Tax

The Company has not filed its income tax return for the quarter ended December 31, 2025 since the Company has not received material income during the period and incurred a loss from operations.

Revenue recognition

Effective March 10, 2024, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by providing management services. The Company's payments are either collected with net 30 terms or through sharing of profits when an investment has a positive liquidity event that distributes earnings to the Company.

Accounts Receivable

Accounts receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Accounts receivables are stated at the amount billed to the customer. Payments of accounts receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

The Company applies ASC 720 "Other Expenses" to account for advertising related costs. Pursuant to ASC 720-35-25-1, the Company expenses the advertising costs as they are incurred.

Recent accounting pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on its financial statements.

Reclassifications

No prior period amounts have needed to be reclassified to conform to the current period presentation.

NOTE 3 – INCOME TAXES

The Company has not filed its income tax return for the year ended December 31, 2025 since the Company generated a loss and received no substantial income during the periods.

NOTE 4 – SHAREHOLDER'S CAPITAL

As of December 31, 2025, the Company had issued 100,000 Class A Common Shares to David Mullings, 33,700 shares to Reg CF investors and 28,571 shares to a Reg D investor. David Mullings voluntarily returned shares to the company.

Class A Stockholders

Earnings and expenses of the Company are distributed based on a single class of shares.

NOTE 5 – RELATED PARTY TRANSACTION

Investment From Related Party

Blue Mahoe Holdings, Inc., a Related Party, provided additional paid-in capital to the business on multiple occasions.

NOTE 6 – COMMITMENTS & CONTINGENTS

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company was formed on April 21, 2023 as Blue Mahoe Capital Management LLC and had no operating history prior to March 2024. On April 26, 2024, the company converted to Blue Mahoe Capital, Inc. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

COVID-19

In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through December 31, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

BALANCE SHEET
AS AT DECEMBER 31, 2024

ASSETS

CURRENT ASSETS:	December 31, 2024
Cash	$(127.46)
Investments	$44,087.50
TOTAL ASSETS	**$43,960.04**

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	0
Accrued compensation payable	$0
TOTAL CURRENT LIABILITIES	$0
LONG TERM LIABILITIES:	
	$0
TOTAL LIABILITIES	**$0**

EQUITY

Class A Common Stock, $0.001 par value, 17,555 shares issued		
Additional paid-in capital		$175,553,25
Non-cash equity	$44,850.50	
Accumulated deficit		-$(175,680.71)
Total Stockholders' Equity		$44,723.04
Total Liabilities & Stockholder's Equity		**$**

STATEMENT OF OPERATIONS
FOR THE QUARTER ENDED DECEMBER 31, 2024

	December 31, 2024
NET REVENUE	$0.30
Selling, General and administrative	$(175,539.30)
TOTAL OPERATING EXPENSE	$(175,539.00)
UNREALIZED INVESTMENT GAIN (LOSS)	$0
NET LOSS	**$(175,539.00)**

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	
Basic and Diluted	17,555
NET LOSS PER SHARE	-$(10.00)

See accompanying notes to financial statements.

STATEMENT OF STOCKHOLDERS EQUITY (DEFICIT)
FOR THE QUARTER ENDED DECEMBER 31, 2024

	Class A Common Stock	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
Ending Balance - December 31, 2024					

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

	December 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES:	
NET CASH PROVIDED (USED) IN OPERATING ACTIVITIES	$(175,539.30))
CASH FLOWS FROM INVESTING ACTIVITIES:	
Interest Income	$0.30
Investments	$0)
NET CASH USED IN INVESTING ACTIVITIES	$0.30)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Additional Paid In Capital	$175,553.25
NET CASH PROVIDED BY FINANCING ACTIVITIES	$175,553.25
NET CHANGE IN CASH	$13,814.63
CASH - beginning of year	$0
CASH - end of year	-$(127.46)1

NOTE 1 – <u>NATURE OF OPERATIONS</u>

<u>Organization</u>

Blue Mahoe Capital, Inc. is a corporation that intends to primarily specialize in real estate development in phase 1. Our investment geographic focus is expected to be the Caribbean with specific interest in Jamaica and Barbados, and potentially The Bahamas and Guyana. Our management team has identified an opportunity to build affordable houses in the Caribbean. Our core focus will be to build affordable houses while also considering the UN Sustainable Development Goals when assessing projects. Jamaica and Barbados alone require 100,000 affordable 1, 2 and 3 Bedroom houses to be built in the next 10 years. Our overall goal will be to generate a reasonable return on invested capital in the development of affordable housing. The company is still in the startup phase.

The Company has partnered with a developer in Jamaica, which we have vetted and believe to be reliable. The developer has completed the design and building of a 1 Bedroom model house used as the sales office and already delivered forty-nine (49) 2 bedroom houses in the Old Harbour area, as is expected to complete an additional 50 2 bedroom houses in the next 60 days. The single bedroom houses are expected to have a selling price of J$8 Million (approximately US$51,000) and qualified purchasers will be able to receive up to J$7.5 Million per person for their purchase from the Jamaica has a National Housing Trust (N.H.T.), which also provides preferential rate mortgages to qualified participants. . The Company will be one of a small number of businesses that can provide housing at a price below the J$10 Million price point. Over 70,000 Jamaicans are currently qualified for the N.H.T. mortgage.

The Company is majority-owned and controlled by David Mullings. The Company began operations in April 2024 with the intention to file a Reg CF that year. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the date of the financial statements and during the reporting period. Actual results could materially differ from these estimates. Significant estimates include the valuation of deferred tax assets, and the value of stock-based compensation expenses. Significant estimates include the useful life of property and equipment and intangible assets, assumptions used in assessing impairment of long-term assets, the valuation of intangible assets, the valuation of digital currencies and other digital assets, the valuation of deferred tax assets, the estimate of the fair value lease liability and related right of use asset, and the fair value of non-cash equity transactions.

NOTE 2 - <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Basis of Presentation</u>

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the

financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risk & Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and Jamaica. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and cash equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair value measurements and fair value of financial instruments

The carrying value of certain financial instruments, including cash and cash equivalents, accounts payable and accrued expenses, and due to related party are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

The Company analyzes all financial instruments with features of both liabilities and equity under the Financial Accounting Standard Board's (the "FASB") accounting standard for such instruments. Under this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company did not identify any assets or liabilities that are required to be presented on the balance sheet at fair value in accordance with the Financial Accounting Standard Board ("FASB") Accounting Standards Codification ("ASC") Topic 820.

ASC 825-10 "Financial Instruments", allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. The Company did not elect to apply the fair value option to any outstanding instruments.

Income Tax

The Company has not filed its income tax return for the quarter ended December 31, 2025 since the Company has not received material income during the period and incurred a loss from operations.

Revenue recognition

Effective March 10, 2024, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by providing management services. The Company's payments are either collected with net 30 terms or through sharing of profits when an investment has a positive liquidity event that distributes earnings to the Company.

Accounts Receivable

Accounts receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Accounts receivables are stated at the amount billed to the customer. Payments of accounts receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

The Company applies ASC 720 "Other Expenses" to account for advertising related costs. Pursuant to ASC 720-35-25-1, the Company expenses the advertising costs as they are incurred.

Recent accounting pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on its financial statements.

Reclassifications

No prior period amounts have needed to be reclassified to conform to the current period presentation.

NOTE 3 – INCOME TAXES

The Company has not filed its income tax return for the year ended December 31, 2025 since the Company generated a loss and received no substantial income during the periods.

NOTE 4 – SHAREHOLDER'S CAPITAL

As of December 31, 2025, the Company had issued 100,000 Class A Common Shares to David Mullings, 33,700 shares to Reg CF investors and 28,571 shares to a Reg D investor. David Mullings voluntarily returned shares to the company.

Class A Stockholders

Earnings and expenses of the Company are distributed based on a single class of shares.

NOTE 5 – RELATED PARTY TRANSACTION

Investment From Related Party

Blue Mahoe Holdings, Inc., a Related Party, provided additional paid-in capital to the business on multiple occasions.

NOTE 6 – COMMITMENTS & CONTINGENTS

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company was formed on April 21, 2023 as Blue Mahoe Capital Management LLC and had no operating history prior to March 2024. On April 26, 2024, the company converted to Blue Mahoe Capital, Inc. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

COVID-19

In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through December 31, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.